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                    [SIDLEY AUSTIN BROWN & WOOD LETTERHEAD]



                                October 4, 2005



VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention: Mr. David Mittelman
           Mr. Kurt Murao

           Re:  American Commercial Lines Inc.
                Form S-1, Amendment No. 3, filed September 19, 2005 SEC File No. 333-126696

Ladies and Gentlemen:

           With respect to the scope of our letter dated September 19, 2005 addressed to American Commercial Lines Inc. (the "Company") and filed as Exhibit
5.1 to Amendment No. 3 to the Company's Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on September 19, 2005, we are writing at the staff's request to confirm that we concur with the staff's understanding that the reference and limitation in such letter to "General Corporation Law of the State of Delaware" includes the statutory provisions and all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.


                                          Very truly yours,



                                          /s/ Sidley Austin Brown & Wood LLP